東京青山・青木法律事務所

Attorney at Foreign Law Office
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13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com

RECEIVED
2005 FEB 10 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE


05005852

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February 9, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

SUPPL

Re: File Number: 82-5233

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Consolidated Quarterly Financial Report for the Third Quarter of the Fiscal Year Ending March 31, 2005 and dated February 9, 2005 (brief explanation in lien of translation).

Thank you for your attention.

Yours truly,

Seishi Ikeda
Seishi Ikeda

PROCESSED
FEB 18 2005
THOMSON FINANCIAL

SI
Enclosure

cc: BELLUNA CO., LTD.
THE BANK OF NEW YORK

File No. 82-5233

Brief Explanation of

Quarterly Report: Consolidated Quarterly Financial Report for the Third Quarter of the Fiscal Year Ending March 31, 2005 and dated February 9, 2005

This information is Consolidated Quarterly Financial Report for the Third Quarter of the Fiscal Year, so-called *Dai-3-Shihanki Zaimu Gyouseki no Gaikyo (Renketsu)*, which should be submitted to the Tokyo Stock Exchange pursuant to Article 2 of the Regulation of Timely Disclosure of Listed Securities in the Tokyo Stock Exchange.

The Quarterly Report includes consolidated financial statements of the Company for the relevant period while it does not include audit report. The Quarterly Report also includes (i) brief segmented business information on a consolidated basis; (ii) brief explanations and clarifications of the results of operations for the relevant period.

The Quarterly Report states the following information: On a consolidated basis, as of December 31, 2004, the total assets of the Company were 96,822 million yen, and the total shareholders' equity was 47,494 million yen. On a consolidated basis, for the third quarter of the fiscal year period ending March 31, 2005, the net sales amounted to 84,976 million yen, the operating income amounted to 9,050 million yen, and the net income amounted to 5,618 million yen. The Company mainly engages in the mail-order business.

- End -